SECI

19007596

PUBLIC

ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

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SEC FILE NUMBER
8-68126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GTS Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

545 Madison Avenue, 15th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christian Tiriolo (212) 715-5910
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Ave, 3rd Floor	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, Christian Tiriolo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GTS Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINA DIANE OLIVO
Notary Public, State of New York
Reg. No. 010L6372187
Qualified in Westchester County
Commission Expires 03/12/2022

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GTS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
GTS Securities, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of GTS Securities, LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2015.

New York, New York
February 28, 2019

GTS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS

Cash	$	94,913
Securities owned, at fair value		709,877,755
Receivable from brokers		12,586,977
Memberships in exchanges owned, at adjusted cost		1,122,300
Other assets		7,073,417
TOTAL ASSETS	$	730,755,362

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accrued expenses and other liabilities	$	26,105,008
Payable to brokers		85,544,179
Securities sold, but not yet purchased, at fair value		531,627,417
TOTAL LIABILITIES		643,276,604
MEMBER'S EQUITY		87,478,758
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	730,755,362

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

GTS Securities, LLC (the "Company") was organized in the state of Delaware as a limited liability company and is wholly owned by GTS Holdings Group, LLC (the "Parent"). As a registered broker-dealer with the Securities and Exchange Commission ("SEC"), the Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), CME Group (which includes memberships on the CME, IOM, IMM, GEM, and CBOT Exchanges) and various US securities exchanges. The Company currently operates on a fully disclosed basis through its brokers Goldman Sachs and Co., ED&F Man Capital Markets Inc., Citigroup Global Markets Inc. and Cantor Fitzgerald & Co. (collectively, the "Clearing Brokers"). The Clearing Brokers, operating pursuant to their respective clearing agreements, handle the clearing and settlement aspects of the Company's trading operations.

The Company does not carry customer accounts. The Company is a market-maker in listed equities on three US securities exchanges, a designated market marker ("DMM") on the NYSE in symbols assigned to the Company and a proprietary trading company.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of automated systems and control procedures.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company adheres to the fair value definition and corresponding hierarchy found within GAAP as it relates to the various financial instruments that it transacts business in. When measuring fair value, the Company maximizes the use of observable inputs to better reflect the price that would be received to sell an asset or paid to transfer a liability in an unassociated, orderly transaction between unaffiliated market participants. The three (3) levels under the fair value hierarchy include Level 1 where there is no adjustment to the observable price, Level 2 where there may be some adjustment to the observable input due to market blockage or thinly traded issues and Level 3 where inputs are generally unobservable and involve significant amounts of estimation.

Purchases and sales of securities are recorded on a trade-date basis.

The Company's exchange memberships, which represent ownership interests in the CME Group exchanges listed in Note 1 above and provide the Company with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. At December 31, 2018, the fair value of exchange memberships was $1,023,200.

3. FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in Note 2. The following table presents information about the Company's securities owned, at fair value, and securities sold, but not yet purchased, at fair value as of December 31, 2018:

	Quoted Market Prices Level 1
Assets (at fair value):	
Equities	$ 709,877,755
Liabilities (at fair value):	
Equities	$ 531,627,417

4. INCOME TAXES

For purposes of federal, state and local income taxes, the Company's status as a separate tax entity is disregarded. As such, the operations of the Company are treated as held directly by its sole member, the Parent. Accordingly, the Parent is responsible for reporting the Company's federal, state and local taxable income or loss and has elected not to push down the federal, state and local effects of income taxes to the Company. There are no federal, state and local tax sharing arrangements between the Company and the Parent. Additionally, there are no obligations for the Company to fund the federal, state and local tax liabilities, if any, of the Parent. The Company is included in the consolidated federal, state and local income tax returns filed by the Parent.

5. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no customer accounts.

6. RELATED PARTY TRANSACTIONS

The Company has a service agreement with Strike Technologies LLC for a variety of services used in the Company's operations as prescribed in the agreement. Under this agreement, Strike Technologies LLC, an affiliated company, provides infrastructure technology and software development and support to the Company.

The Company also has two (2) license agreements with LPT Holdings LLC. Under these agreements, LPT Holdings LLC, an affiliated company, provides office space to the Company.

In September, 2018, the Company entered into a note payable with GTS Securities Europe Ltd. for $3,400,000. The note is payable on demand of GTS Securities Europe Ltd., is interest only, and carries an interest rate of 3% per annum. At December 31, 2018, $2,400,000 of principal remains outstanding. The note payable is reported under accrued expenses and other liabilities on the statement of financial condition.

7. RECEIVABLE FROM AND PAYABLE TO BROKERS

As of December 31, 2018, receivable from and payable to brokers primarily represents amounts due to/from the Company for cash held by the Clearing Brokers, open equity in futures transactions and cash held as collateral for certain transactions. Amounts receivable from the Clearing Brokers may be restricted to the extent that balances were proceeds for securities sold, but not yet purchased. At December 31, 2018, approximately $12,587,000 was receivable from the Clearing Brokers and was substantially in cash and approximately $85,544,000 was payable to Clearing Brokers.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $74,770,276, which exceeded the minimum requirement of $1,162,936 by $73,607,340. The Company's ratio of aggregate indebtedness to net capital was .23 to 1, as of December 31, 2018.

9. COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company indemnifies certain service providers, such as clearing and custody agents, against specified potential losses in connection with providing services to the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and, as of December 31, 2018, has not recorded any contingent liability in the financial statements for these indemnifications.

10. DERIVATIVE CONTRACTS

In the normal course of business, the Company enters into derivative contracts for trading purposes. Typically, these derivative contracts are traded much like their equities counterpart through the Company's trading strategies and are not utilized to economically match the equities trading objectives of the Company. The Company's derivative trading activities involve the purchase and sale of exchange-traded futures contracts. The Company records its derivative activities on a mark-to-market basis and changes in market values are reflected in the statement of income.

10. DERIVATIVE CONTRACTS (CONTINUED)

Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms and future dates. Each of these contains varying degrees of off-balance sheet risk whereby changes in the market value of the securities underlying the financial instruments or the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

Positions in derivatives are carried at fair value and are based on quoted market prices (Level 1). Unrealized gains and losses in open derivative positions are netted against each other with the net amount of approximately $1,232,000 included in the receivable from brokers and the net of approximately $786,000 included in the payable to brokers at December 31, 2018.

11. SUBSEQUENT EVENTS

In January and February 2019, the member of the Company withdrew approximately $4,700,000 of capital and contributed $125,000 of capital.